December 23, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Jeffrey P. Riedler, Assistant Director

Matthew Jones, Staff Attorney

Re:                             SEC Comment Letter dated December 11, 2013

Genocea Biosciences, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted November 27, 2013

CIK No. 0001457612

Dear Mr. Riedler:

On behalf of Genocea Biosciences, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) a complete copy the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement, as confidentially submitted to the Commission on November 27, 2013, in response to the comment letter to Chip Clark of the Company, dated December 11, 2013 from the staff of the Commission (the “Staff”), as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff marked copies of the Registration Statement, which have been marked to indicate the changes from the Registration Statement, as confidentially submitted with the Commission on November 27, 2013.

For reference purposes, the Staff’s comments as reflected in the Staff’s letter dated December 11, 2013, are reproduced in italics in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s response are to the page numbers in the Registration Statement.

Business, page 76

1.                                      We note your response to our prior comment 13. Please advise us of the indication and filing date for each of the INDs submitted for GEN-003 and GEN-004.

Response to Comment 1: The Company advises the Staff that it submitted the IND for GEN-003 on December 28, 2011 for the named indication “treatment of genital infection caused by HSV-2” and that it submitted the IND for GEN-004 on September 26, 2013 for the indication “otitis media.”

2.                                      We note your response to our prior comments 19-23. For each of your in-license agreements and other collaboration agreements on pages 99-103, please disclose the total aggregate milestone payments to be paid, as well as the aggregate milestone payments paid to date.

Response to Comment 2: Based on the Staff’s comment, the Company has disclosed the total potential aggregate milestone payments to be paid, as well as the aggregate milestone payments to date, on pages 99 through 102 of the Registration Statement.

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Please do not hesitate to call me at 617-951-7826 or Tom Danielski at 617-235-4961 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Marc A. Rubenstein

Marc A. Rubenstein

cc: Chip Clark